149 Fifth Ave, Suite 500

New York, NY 10010

November 25, 2019

VIA EDGAR TRANSMISSION

Anthony Watson

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Protagenic Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 29, 2019
File No. 000-51353

Dear Mr. Watson:

I am the Chief Financial Officer of Protagenic Therapeutics, Inc. (the “Company”) and am writing on behalf of the Company in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission, dated October 23, 2019 (the “Comment Letter”) relating to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2018 (the “Form 10-K”). Set forth below is the Company’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the comments in the Comment Letter are reprinted in bold and is followed by the Company’s response.

Form 10-K filed March 3, 2019

Signatures, page 60

1.	The annual report should also be signed by Alexander K Arrow in his capacity as the Chief Accounting Officer or Controller. Please revise. Refer to General Instruction D2(a) to Form 10-K.

Response: In response to the Staff’s comment, annual reports in the future will also be signed by me in my capacity as the Company’s Chief Accounting Officer.

Note 6 Stockholders’ Equity (Deficit), page F-14

2.	Please tell us your consideration of disclosing the weighted-average grant-date fair value of equity options granted during the years presented. Refer to ASC 718-10-50-2d.1.

Response: The weighted-average grant-date fair value of equity options granted in 2018 is $1.22. The weighted-average grant-date fair value of equity options granted in 2017 is $1.39. We agree that ASC 718-10-50-2d.1 indicates that these figures should have been disclosed in our 10-K filings. We will disclose them in future filings on an ongoing basis.

Note 5 Derivative Liabilities, page F14

3.	We note your disclosure that the cashless exercise feature requires you to classify warrants as a derivative liability. Please explain to us in detail how this cashless exercise feature results in liability classification under existing accounting literature.

Response: The warrants have a cashless exercise feature that requires the Company to classify the warrants as derivative liabilities. The cashless exercise feature requires the company to issue shares of its common stock on conversion of the warrants based on either the average closing price of the shares as quoted over the last 30 trading days prior to the conversion or if exercised in connection with an initial public offering the per share value will be the higher of the fair market value or the per share price offered at the public offering.

We base this mainly on Financial Accounting Standard No. 161, Disclosures about Derivative Instruments and Hedging Activities (the “Statement” or “FAS 161”). The Statement has been included in the FASB Codification (the “Code”) under 815-10 Derivatives and Hedging.

In order to determine if an instrument is considered a derivative, the Code offers this guidance:

●	Definition of Derivative Instrument

	○	A financial instrument or other contract with all of the following characteristics:

		●	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

● One or more underlyings

● One or more notional amounts or payment provisions or both

	○	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

	○	Net settlement. The contract can be settled net by any of the following means:

		●	Its terms implicitly or explicitly require or permit net settlement

		●	It can readily be settled net by a means outside the contract

		●	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement

By using the above definition, our warrants would seem to fit. The underlying would be our common stock, whose notional amount and payment provisions are defined in the terms of the warrant contract.

Should the Staff have additional questions or comments regarding the foregoing or the Form 10-K, please contact me at (310) 766-6223.

Very truly yours,

/s/ Alexander K. Arrow
Alexander K. Arrow

Cc:	Kenneth S. Goodwin (ksg@msf-law.com)